UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         MAGNA ENTERTAINMENT CORPORATION
                    -----------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   559211107
                          ----------------------------
                                 (CUSIP Number)


                               December 31, 2007
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages

                                  SCHEDULE 13G

CUSIP No.: 559211107                                           Page 2 of 9 Pages

.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD PARTNERS LLC

        I.R.S. Identification Nos. of above persons (entities only): 95-4648555
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [x]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,469,170
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,469,170
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        3,469,170
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        5.96% based on 58,148,887 shares outstanding as of October 31, 2007.
.................................................................................
12.     Type of Reporting Person:

        IA

                                  SCHEDULE 13G

CUSIP No.: 559211107                                           Page 3 of 9 Pages

.................................................................................
1       Names of Reporting Persons.

        CLIFFWOOD VALUE PLUS FUND, L.P.

        I.R.S. Identification Nos. of above persons (entities only): [ ]
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [x]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,469,170
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,469,170
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        3,469,170
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

        5.96% based on 58,148,887 shares outstanding as of October 31, 2007.
.................................................................................
12.     Type of Reporting Person:

        OO

                                  SCHEDULE 13G

CUSIP No.: 559211107                                           Page 4 of 9 Pages


.................................................................................
1.      Names of Reporting Persons.

        CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.

        I.R.S. Identification Nos. of above persons (entities only): N/A
.................................................................................
2.      Check the Appropriate Box if a Member of a Group

        (a) [x]

        (b) [ ]
.................................................................................
3.      SEC Use Only
.................................................................................
4.      Citizenship or Place of Organization

        Cayman Islands, British West Indies
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                3,469,170
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           3,469,170
.................................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person

        3,469,170
.................................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [  ]
.................................................................................
11.     Percent of Class Represented by Amount in Row (9)

         5.96% based on 58,148,887 shares outstanding as of October 31, 2007.
.................................................................................
12.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 559211107                                           Page 5 of 9 Pages


.................................................................................
13.     Names of Reporting Persons.

        CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 95-4789951
.................................................................................
14.     Check the Appropriate Box if a Member of a Group

        (a) [x]

        (b) [ ]
.................................................................................
15.     SEC Use Only
.................................................................................
16.     Citizenship or Place of Organization

        Delaware
.................................................................................
                      17.      Sole Voting Power                  None
Number of             ..........................................................
Shares                18.      Shared Voting Power                3,469,170
Beneficially          ..........................................................
Owned by Each         19.      Sole Dispositive Power             None
Reporting             ..........................................................
Person With           20.      Shared Dispositive Power           3,469,170
.................................................................................
21.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,469,170
.................................................................................
22.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [  ]
.................................................................................
23.     Percent of Class Represented by Amount in Row (9)

        5.96% based on 58,148,887 shares outstanding as of October 31, 2007.
.................................................................................
24.     Type of Reporting Person:

        PN

                                  SCHEDULE 13G

CUSIP No.: 559211107                                           Page 6 of 9 Pages


Item 1(a).        Name of Issuer:

                  Magna Entertainment Corporation (the "Issuer)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  337 Magna Drive
                  Aurora
                  Ontario, Canada A6 L4G 7K1

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Cliffwood Partners LLC ("Cliffwood Partners");

                  ii) Cliffwood Value Plus Fund, L.P. ("Cliffwood Value Plus Fund");

                  iii) Cliffwood Absolute Return Strategy Ltd. ("Cliffwood Absolute Return Strategy (Cayman)"); and

                  iv) Cliffwood Absolute Return Strategy, L.P. ("Cliffwood Absolute Return Strategy").

                  This Statement relates to Shares (as defined herein) that were held for the accounts of Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, The Common Fund and Guggenheim Trust Company. Cliffwood Partners serves as the general partner for each of Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman) and Cliffwood Absolute Return Strategy.

                  Cliffwood Partners also serves as the investment manager to each of Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, The Common Fund and Guggenheim Trust Company. In such capacities, Cliffwood Partners may be deemed to have voting and dispositive power over the shares held for the accounts of each of Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, The Common Fund and Guggenheim Trust Company.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Cliffwood Partners, Cliffwood Value Plus Fund and Cliffwood Absolute Return Strategy is 11726 San Vicente Boulevard, Suite 600, Los Angeles, CA 90049. The address of the principal business office of Cliffwood Absolute Return Strategy (Cayman) is c/o CITCO Fund Services (Cayman Islands) Limited, P.O. Box 31106 SMB, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c).        Citizenship

                  i) Cliffwood Partners is a Delaware limited liability company;

                  ii) Cliffwood Value Plus Fund is a Delaware limited liability partnership;

                                                               Page 7 of 9 Pages

                  iii) Cliffwood Absolute Return Strategy (Cayman) is a Cayman Islands exempted company; and

                  iv) Cliffwood Absolute Return Strategy is a Delaware limited liability partnership.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Shares")

Item 2(e).        CUSIP Number:

                  559211107

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a)  [ ]    Broker or dealer registered under Section 15 of
                              the Exchange Act.
                  (b)  [ ]    Bank as defined in Section 3(a)(6) of the Exchange
                              Act.
                  (c)  [ ]    Insurance company as defined in Section 3(a)(19)
                              of the Exchange Act.
                  (d)  [ ]    Investment company registered under Section 8 of
                              the Investment Company Act.
                  (e)  [X]    An investment adviser in accordance with
                              Rule 13d-1(b)(1)(ii)(E);
                  (f)  [ ]    An employee benefit plan or endowment fund in
                              accordance with  Rule 13d-1(b)(1)(ii)(F).
                  (g)  [ ]    A parent holding company or control person
                              in accordance with Rule 13d-1(b)(1)(ii)(G).
                  (h)  [ ]    A savings association as defined in Section
                              3(b) of the Federal Deposit Insurance Act.
                  (i)  [ ]    A church plan that is excluded from the
                              definition of an investment company under
                              Section 3(c)(14) of the Investment Company Act.
                  (g)  [ ]    Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J).

Item 4.           Ownership:
                  Cliffwood Partners LLC
                  Cliffwood Value Plus Fund, L.P.
                  Cliffwood Absolute Return Strategy Ltd.
                  Cliffwood Absolute Return Strategy, L.P.
                  The Common Fund
                  Guggenheim Trust Fund.

                  (a) Amount beneficially owned: Cliffwood Value Plus Fund, L.P. beneficially owns 106,500 shares of common stock; Cliffwood Absolute Return Strategy Ltd. beneficially owns 379,900 shares of common stock; Cliffwood Absolute Return Strategy, L.P. beneficially owns 2,422,270 shares of common stock; The Common Fund beneficially owns 106,800 shares of common stock; Guggenheim Trust Fund beneficially owns 453,700 shares of common stock.

                                                               Page 8 of 9 Pages



                  (b) Percent of class: 5.96% of the aggregate outstanding shares of that class based upon information provided by Magna Entertainment Corporation in its most recently filed quarterly report on form 10-Q which stated that there were approximately 58,148,887 common shares of beneficial interest outstanding as of October 31, 2007.

                  The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Plus Fund, L.P., Cliffwood Absolute Return Strategy Ltd., Cliffwood Absolute Return Strategy, L.P., The Common Fund's managed account and Guggenheim Trust Company's managed account.


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 9 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2008
                                               ---------------------------
                                                          Date

                                               /s/ Carl B. Tash
                                               ---------------------------
                                               Carl B. Tash


CLIFFWOOD PARTNERS LLC

/s/ Carl B. Tash
-----------------------------
Carl B. Tash, CEO

CLIFFWOOD VALUE PLUS FUND, L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
-----------------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY LTD.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
-----------------------------
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By:  Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
-----------------------------
Carl B. Tash, CEO